Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4 dated July 22, 2021) and related Prospectus of AT&T Inc. (AT&T) for the registration of various classes of US Notes due 2033 through 2059 and to the incorporation by reference therein of our report dated February 25, 2021, except for Notes 4 and 5, as to which the date is June 21, 2021, with respect to the consolidated financial statements of AT&T included in its Current Report on Form 8-K dated June 21, 2021, and our report dated February 25, 2021, with respect to the effectiveness of internal control over financial reporting of AT&T, included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas

July 22, 2021